GREENBERG TRAURIG, LLP
The MetLife Building
200 Park Avenue
New York, New York 10166

                                                                  July 16, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bionovo, Inc.
Registration Statement on Form S-3 for
Registration of 62,415,147 Shares of Common Stock

Ladies and Gentlemen:

          On behalf of Bionovo, Inc., a Delaware corporation (the "Registrant"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System, one complete copy of the Registrant’s Registration Statement on Form S-3 for the registration under the Securities Act of shares of common stock, $0.0001 par value per share (the “Common Stock”), of the Registrant, including one complete copy of the exhibits listed as filed therewith (the "Registration Statement").

          The Registration Statement is being filed in compliance with Section 10(a)(3) of the Securities Act to update the financial information set forth in the two prospectuses described below and to convert such Registration Statement on Form SB-2 into a Registration Statement on Form S-3 in reliance upon Rule 401 under the Securities Act.

          Pursuant to Rule 429 under the Securities Act, the prospectus contained in the Registration Statement is a combined prospectus and includes all of the information currently required in a prospectus relating to (i) the 11,257,425 shares of Common Stock covered by Registration Statement No. 333-140607 and (ii) the 51,157,722 shares of Common Stock covered by Registration Statement No. 333-126399. Accordingly, the combined prospectus relates to an aggregate of 62,415,147 shares of Common Stock for sale from time to time by the selling stockholders named in the combined prospectus, or by their pledgees, donees, transferees or other successors in interest, in the manner set forth in the combined prospectus. The Registration Statement constitutes a Post-Effective Amendment to both Registration Statement No. 333-140607 and Registration Statement No. 333-126399.

          All filing fees payable in connection with the registration of these securities were previously paid.

          The Registrant respectfully hereby requests that copies of all notices and communications from the Commission’s staff be transmitted to Isaac Cohen, the Registrant’s Chairman and Chief Executive Officer, with a courtesy copy to Robert H. Cohen, Esq., the Registrant’s outside counsel (at their respective addresses set forth on the cover page of the Registration Statement.

Very truly yours,

/s/ Robert H. Cohen
Robert H. Cohen

cc:	Isaac Cohen
Mary Tagliaferri
Thomas C. Chesterman
Andrew H. Abramowitz